July 28, 2014

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Gold Standard Ventures Corp. – Request for Acceleration Registration Statement on Form F-3 Filed on June 13, 2014 File No. 333-196751

Ladies and Gentlemen:

On behalf of Gold Standard Ventures Corp., a British Columbia corporation (the “Company”), we hereby respectfully request that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (No. 333-196751) and to permit said Registration Statement to become effective at 9:00 a.m. Eastern Time on July 31, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

By:	/s/ Richard Silas
Name:	Richard Silas
Title:	Corporate Secretary